

Mail Stop 4631

November 17, 2009

Mr. Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer
Quixote Corporation
Thirty Five East Wacker Drive
Chicago, IL 60601

> **RE: Form 10-K for the fiscal year ended June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Schedule 14A filed on October 13, 2009**
> **File No. 1-08123**

Dear Mr. Gorey:

We have reviewed your response letter dated November 10, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</u>

<u>Item 8 – Financial Statements and Supplementary Data, page 37</u>

<u>Earnings Per Share, page 46</u>

1. We have reviewed your response to prior comment 13. It appears that you include all shares of restricted stock granted, whether vested or unvested, in basic and diluted weighted average shares outstanding. Please note that awards of unvested stock should be accounted for as if they were options in computing diluted EPS. Unlike the requirements for diluted EPS, continued service vesting requirements or time-related vesting is still considered a contingency for basic

EPS. Shares must be completely vested to be included in the denominator for basic EPS. See paragraph 20 of SFAS 128. As such, please help us understand why you believe it is appropriate to include unvested shares of restricted stock in your calculation of basic earnings per share.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant